UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Niska Gas Storage Partners LLC

(Name of Issuer)

Common Units Representing Non-Managing Member Interests, No Par Value

(Title of Class of Securities)

654678 10 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654678 10 1

1.	Names of Reporting Persons Niska Sponsor Holdings Coöperatief U.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,796,990 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 50,796,990 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,796,990 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 74.4% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)           Includes 33,804,745 subordinated units representing non-managing member interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Operating Agreement).

(2)           Based on 34,492,245 common units and 33,804,745 subordinated units outstanding as of February 7, 2012.

CUSIP No. 654678 10 1

1.	Names of Reporting Persons Niska GS Holdings Canada, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,796,990 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 50,796,990 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,796,990 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 74.4% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)           Includes 33,804,745 subordinated units representing non-managing member interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Operating Agreement).

(2)           Based on 34,492,245 common units and 33,804,745 subordinated units outstanding as of February 7, 2012.

CUSIP No. 654678 10 1

1.	Names of Reporting Persons Carlyle/Riverstone Energy Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,796,990 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 50,796,990 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,796,990 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 74.4% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)           Includes 33,804,745 subordinated units representing non-managing member interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Operating Agreement).

(2)           Based on 34,492,245 common units and 33,804,745 subordinated units outstanding as of February 7, 2012.

CUSIP No. 654678 10 1

1.	Names of Reporting Persons C/R Energy GP III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,796,990 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 50,796,990 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,796,990 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 74.4% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)           Includes 33,804,745 subordinated units representing non-managing member interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Operating Agreement).

(2)           Based on 34,492,245 common units and 33,804,745 subordinated units outstanding as of February 7, 2012.

Item 1.
	(a)	Name of Issuer Niska Gas Storage Partners LLC
	(b)	Address of Issuer’s Principal Executive Offices 1001 Fannin Street, Suite 2500 Houston, TX 77002

Item 2.
	(a)	Name of Person Filing Niska Sponsor Holdings Coöperatief U.A. Niska GS Holdings Canada, L.P. Carlyle/Riverstone Energy Partners III, L.P. C/R Energy GP III, LLC
(b)

Address of Principal Business Office or, if none, Residence

Principal business office for each of Niska Sponsor Holdings Coöperatief U.A. and Niska GS Holdings Canada, L.P. is:

1001 Fannin Street, Suite 2500

Houston, TX 77002

Principal business office for each of Carlyle/Riverstone Energy Partners III, L.P. and C/R Energy GP III, LLC is:

712 Fifth Ave., 51st Floor

New York, NY 10019

(c)

Citizenship

Niska Sponsor Holdings Coöperatief U.A. is a Dutch coöperatief.

Each of Niska GS Holdings Canada, L.P. and Carlyle/Riverstone Energy Partners III, L.P. is a Delaware limited partnership.

C/R Energy GP III, LLC is a Delaware limited liability company.

	(d)	Title of Class of Securities Common units representing non-managing member interests.
	(e)	CUSIP Number: 654678 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percent of class provided for each reporting person below is based on 33,804,745 common units and 33,804,745 units issuable upon conversion of subordinated units outstanding as of February 7, 2012.

1.             Niska Sponsor Holdings Coöperatief U.A.

	(a)	Amount beneficially owned: 50,796,990 (including 33,804,745 units issuable upon conversion of subordinated units)
	(b)	Percent of class: 74.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 50,796,990
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 50,796,990
		(iv)	Shared power to dispose or to direct the disposition of 0
2. Niska GS Holdings Canada, L.P.
	(a)	Amount beneficially owned: 50,796,990 (including 33,804,745 units issuable upon conversion of subordinated units)
	(b)	Percent of class: 74.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 50,796,990
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 50,796,990
		(iv)	Shared power to dispose or to direct the disposition of 0
3. Carlyle/Riverstone Energy Partners III, L.P.
	(a)	Amount beneficially owned: 50,796,990 (including 33,804,745 units issuable upon conversion of subordinated units)
	(b)	Percent of class: 74.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 50,796,990
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 50,796,990
		(iv)	Shared power to dispose or to direct the disposition of 0
4. C/R Energy GP III, LLC
	(a)	Amount beneficially owned: 50,796,990 (including 33,804,745 units issuable upon conversion of subordinated units)
	(b)	Percent of class: 74.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 50,796,990
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 50,796,990
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Niska Sponsor Holdings Coöperatief U.A. (OO) Niska GS Holdings Canada, L.P. (PN) Carlyle/Riverstone Energy Partners III, L.P. (PN) C/R Energy GP III, LLC (OO)

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
Date

NISKA SPONSOR HOLDINGS COÖPERATIEF U.A.

By: /s/ Andrew Ward
Signature

Name: Andrew Ward Title: Authorized Person
Name/Title

NISKA GS HOLDINGS CANADA, L.P. By: Carlyle/Riverstone Energy Partners III, L.P., its general partner By: C/R Energy GP III, LLC, its general partner

By: /s/ Pierre F. Lapeyre, Jr.
Signature
Name: Pierre F. Lapeyre, Jr. Title: Authorized Person
Name/Title

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P. By: C/R Energy GP III, LLC, its general partner

By: /s/ Pierre F. Lapeyre, Jr.
Signature

Name: Pierre F. Lapeyre, Jr. Title: Authorized Person
Name/Title

C/R ENERGY GP III, LLC
By: /s/ Pierre F. Lapeyre, Jr.
Signature

Name: Pierre F. Lapeyre, Jr. Title: Authorized Person
Name/Title

JOINT FILING AGREEMENT

                Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G/A and any further amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Niska Gas Storage Partners LLC.

February 13, 2012
Date

NISKA SPONSOR HOLDINGS COÖPERATIEF U.A.

By: /s/ Andrew Ward
Signature

Name: Andrew Ward Title: Authorized Person
Name/Title

NISKA GS HOLDINGS CANADA, L.P. By: Carlyle/Riverstone Energy Partners III, L.P., its general partner By: C/R Energy GP III, LLC, its general partner

By: /s/ Pierre F. Lapeyre, Jr.
Signature
Name: Pierre F. Lapeyre, Jr. Title: Authorized Person
Name/Title

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P. By: C/R Energy GP III, LLC, its general partner

By: /s/ Pierre F. Lapeyre, Jr.
Signature

Name: Pierre F. Lapeyre, Jr. Title: Authorized Person
Name/Title

C/R ENERGY GP III, LLC
By: /s/ Pierre F. Lapeyre, Jr.
Signature

Name: Pierre F. Lapeyre, Jr. Title: Authorized Person
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).